UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,020,854,398		66.5079	33.2539
Non-Voting Shares				374,337		0.0243	0.0121
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Banco Bradesco S.A.	Debit Exchange	12-Jun	28,754,248
Common Shares		Total		28,754,248
Non-Voting Shares		Credit Exchange	12-Jun	23,887,825
Non-Voting Shares		Total		23,887,825
Non-Voting Shares		Transference by loan	16-Jun	11,000,000
Non-Voting Shares		Total		11,000,000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				992,100,150		64.6346	32.3173
Non-Voting Shares				13,262,162		0.8640	0.4320

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,406,209	0.9385	0.4692
Non-Voting Shares			14,814,523	0.9651	0.4825
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,406,209	0.9385	0.4692
Non-Voting Shares			14,814,523	0.9651	0.4825

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			4	0.0433	0.0433
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2008 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				923,022		0.0601	0.0300
Non-Voting Shares				2,023,842		0.1318	0.0659
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	26-Jun	1	29.25	R$ 29.25
Common Shares		buy	26-Jun	7,500	29.22	R$ 219,150.00
Common Shares		Total		7,501		R$ 219,179.25
Non-Voting Shares		buy	26-Jun	59	33.10	R$ 1,952.90
Non-Voting Shares		buy	26-Jun	900	33.12	R$ 29,808.00
Non-Voting Shares		buy	23-Jun	2,000	33.90	R$ 67,800.00
Non-Voting Shares		buy	23-Jun	1,600	33.95	R$ 54,320.00
Non-Voting Shares		buy	23-Jun	1,000	33.98	R$ 33,980.00
Non-Voting Shares		buy	23-Jun	2,500	33.99	R$ 84,975.00
Non-Voting Shares		buy	23-Jun	5,200	34.05	R$ 177,060.00
Non-Voting Shares		buy	23-Jun	2,100	34.15	R$ 71,715.00
Non-Voting Shares		buy	23-Jun	2,300	34.18	R$ 78,614.00
Non-Voting Shares		buy	23-Jun	10,200	34.20	R$ 348,840.00
Non-Voting Shares		buy	23-Jun	2,300	34.25	R$ 78,775.00
Non-Voting Shares		buy	20-Jun	1,400	34.30	R$ 48,020.00
Non-Voting Shares		Total		31,559		R$ 1,075,859.90
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				930,523		0.0606	0.0303
Non-Voting Shares				2,028,661		0.1321	0.0660

Note:
New members who belong to the Board of Director Antonio Celso Marzagão Barbuto Francisco Marzagão Barbuto (Son of Mr. Antonio Celso Marzagão Barbuto)

Note:
Directors that were fired from Banco Bradesco S.A. Luiz Henrique Peres (Son of Mr.Luiz Fernando Peres) Luiz Carlos de Carvalho Zoraide Cunha de Carvalho (Wife of Mr. Luiz Carlos de Carvalho)

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			8,100	0.0005	0.0002
Non-Voting Shares			105,634	0.0068	0.0034
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			8,100	0.0005	0.0002
Non-Voting Shares			105,634	0.0068	0.0034

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2008 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			36	0.0000	0.0000
Non-Voting Shares			4,774	0.0003	0.0001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.